Exhibit 99.1

BACHOCO CONCLUDES ACQUISITION AGREEMENT OF RYC ALIMENTOS, IN MEXICO

Celaya, Guanajuato, México, January 24th, 2022

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), announces today that the agreement to purchase 100% of the stocks of RYC Alimentos, “RYC” has concluded; RYC is a multiprotein meat processor and distributor with productive facilities in Puebla, Mexico.

The agreement contemplates the acquisition of 2 plants located in Puebla and approximately 21 stores located in 4 states of the Mexican Republic (Puebla, Oaxaca, Veracruz and Tlaxcala). This transaction will be done through Industrias Bachoco S.A.B. de C.V.

The stockholder’s equity of this company is valued at approximately $61 million US dollars. RYC produces and sells further processed and value-added products, with net sales around $150 million US dollars per year.

Founded in 1983, RYC is a meat processor and distributor mainly of beef, pork, and chicken with national coverage that participates in all the distribution channels with fresh and value-added products. This, along with the effort of more than 900 employees, has allowed RYC to be among the leading companies in its field.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and other products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 80 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 29,000 people. The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.